Exhibit 2.1

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF AMALGAMATION

Introduction

As of December 31, 2020, GFL Environmental Inc. had two classes of securities, the subordinate voting shares and tangible equity units (“TEUs”), registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our authorized share capital consists of an unlimited number of subordinate voting shares, an unlimited number of multiple voting shares, an unlimited number of preferred shares, issuable in series, and 28,571,428 Series A perpetual convertible preferred shares (“Convertible Preferred Shares”). An aggregate of 314,300,421 subordinate voting shares, 12,062,964 multiple voting shares and 28,571,428 Convertible Preferred Shares are issued and outstanding as of December 31, 2020. In addition, there are 15,500,000 TEUs outstanding as of December 31, 2020, each TEU consisting of a Purchase Contract and Amortizing Note (each as defined below). All of the issued and outstanding multiple voting shares are, directly or indirectly, held or controlled by Patrick Dovigi, Josaud Holdings Inc., Josaud II Holdings Inc., Sejosa Holdings Inc. and Sejosa II Holdings Inc. (collectively, the “Dovigi Group”). All of the issued and outstanding Convertible Preferred Shares are held, directly or indirectly, by HPS Investment Partners, LLC.

This Exhibit includes a description of our securities registered under the Exchange Act. For a description of the preferred shares and the Convertible Preferred Shares, see Item 10B. — “Additional Information” — “Memorandum and Articles of Association” of our Annual Report on Form 20-F for the year ended December 31, 2020 (our “Annual Report”).

The subordinate voting shares are “restricted securities” within the meaning of such term under applicable securities laws in Canada.

The following description of the material terms of our articles of amalgamation (the “Articles”), By-law No. 1 (the “by-laws”) and authorized share capital is a summary and does not purport to be complete. It should be read in conjunction with our Articles and our by-laws which have been publicly filed with the U.S. Securities and Exchange Commission (the “SEC”) on EDGAR and with the Canadian securities regulatory authorities on SEDAR, and certain related sections of the Business Corporations Act (Ontario) (the “OBCA”). Additionally, it should be read in conjunction with the final U.S. prospectuses (File No. 333-232731) relating to our subordinate voting shares and TEUs, each dated March 2, 2020, filed with the SEC on EDGAR and the Canadian supplemented PREP prospectuses relating to our subordinate voting shares and TEUs, each dated March 2, 2020 and filed with the Canadian securities regulatory authorities on SEDAR. Unless otherwise specified, references herein to “we,” “us,” “our”, “GFL” and the “Company” refer to GFL Environmental Inc. and not to any of its subsidiaries.

Subordinate Voting Shares and Multiple Voting Shares

Rank

The subordinate voting shares and multiple voting shares shall be subject to and subordinate to the special rights or restrictions attached to any outstanding preferred shares and the shares of any class ranking senior to the subordinate voting shares and the multiple voting shares, and shall rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of our liquidation, dissolution or winding up.

Dividend Rights

Holders of subordinate voting shares and multiple voting shares are entitled to receive dividends on a pari passu basis out of our assets legally available for the payment of dividends at such times and in such amount and form as our board of directors may from time to time determine, subject to any preferential rights of the holders of any outstanding preferred shares. In the event of the payment of a dividend in the form of shares and subject to compliance with the rules of the Toronto Stock Exchange (“TSX”), holders of subordinate voting shares will receive subordinate voting shares and holders of multiple voting shares will receive multiple voting shares unless otherwise determined by our board of directors.

Voting Rights

Holders of subordinate voting shares are entitled to one vote per subordinate voting share and holders of multiple voting shares are entitled to 10 votes per multiple voting share on all matters upon which shareholders are entitled to vote. As of December 31, 2020, the subordinate voting shares represented approximately 89.6% of our total shares, which includes subordinate voting shares, multiple voting shares, and the number of subordinate voting shares issuable upon conversion of the Convertible Preferred Shares, and approximately 68.5% of the voting power attached to such shares.

Single Class

Except as otherwise provided in the Articles, subordinate voting shares and multiple voting shares are equal in all respects and shall be treated as shares of a single class for all purposes under the OBCA.

Conversion

The subordinate voting shares are not convertible into any other class of shares. Each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share. Upon the first date that any multiple voting share shall be held by a Person other than by a Permitted Holder, the Permitted Holder which held such multiple voting share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such multiple voting share into a fully paid and non-assessable subordinate voting share.

In addition, all multiple voting shares will convert automatically into subordinate voting shares at such time that is the earlier to occur of the following: (i) the Dovigi Group no longer beneficially owns, directly or indirectly, at least 2.0% of the issued and outstanding shares; (ii) Patrick Dovigi is no longer serving as a director or in a senior management position at the Company; or (iii) March 5, 2040, being the twentieth anniversary of the closing of the initial public offering of the Company.

For the purposes of the foregoing:

“Permitted Holders” means Patrick Dovigi and the spouse or legal equivalent, the parents and/or the lineal descendants of Patrick Dovigi (the “Dovigi Related Persons”) or any trust, partnership, corporation, limited liability company or other estate or planning or investment vehicle in which no other Person has any legal, economic, beneficial or other interest other than such holder and/or the Dovigi Related Persons, as applicable, and with respect to which, a transfer does not result in any change in the effective control of such holder’s securities.

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company.

“Control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

Meetings of Shareholders

Holders of subordinate voting shares and multiple voting shares are entitled to receive notice of any meeting of our shareholders and may attend and vote at such meetings, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. A quorum for the transaction of business at a meeting of shareholders is present if at least two shareholders who, together, hold not less than 25% of the votes attaching to our outstanding shares entitled to vote at the meeting are present in person or represented by proxy.

Pre-Emptive and Retraction Rights

Holders of subordinate voting shares have no pre-emptive or retraction rights, however, certain of our investors are entitled to certain pre-emptive rights to subscribe for additional subordinate voting shares provided for in the investor rights agreements entered into by the Company with such investors (the “Investor Rights Agreements”). Holders of multiple voting shares have no pre-emptive or retraction rights under our Articles, however they are entitled to certain pre-emptive rights to subscribe for additional subordinate voting shares provided for in the Investor Rights Agreements.

The Investor Rights Agreements provide that each of (i) BC Partners Advisors L.P. (“BC Partners”), Ontario Teachers’ Pension Plan Board (collectively with the funds, partnerships, investment vehicles or other entities affiliated therewith or managed, advised or controlled thereby, “Ontario Teachers”) and Magny Cours Investment Ptd Ltd. (“GIC”), for so long as they each beneficially own or control, directly or indirectly, at least 7.5% of the issued and outstanding shares, have pre-emptive rights to allow BC Partners, Ontario Teachers and GIC to respectively beneficially own or control, directly or indirectly, the same aggregate percentage of issued and outstanding shares as each of BC Partners, Ontario Teachers and GIC, respectively, beneficially owned or controlled, directly or indirectly, immediately prior to any applicable distribution or issuance of shares, and (ii) the Dovigi Group, for so long as it beneficially owns or controls, directly or indirectly, multiple voting shares, will have pre-emptive rights to acquire such number of multiple voting shares to allow the Dovigi Group to beneficially own or control, directly or indirectly, the same aggregate voting interest as the Dovigi Group beneficially owned or controlled, directly or indirectly, immediately prior to any applicable distribution or issuance of shares, in each case subject to certain customary exceptions.

Redemption Rights

The Company has no redemption or purchase for cancellation rights.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of subordinate voting shares and multiple voting shares, without preference or distinction, will be entitled to receive rateably all of our assets remaining after payment of all debts and other liabilities, subject to any preferential rights of the holders of any outstanding preferred shares.

Subdivision, Consolidation and Issuance of Rights

No subdivision or consolidation of the subordinate voting shares or multiple voting shares may occur unless both classes of shares are concurrently subdivided or consolidated and in the same manner and proportion. Other than as described herein and in our Annual Report, no new rights to acquire additional shares or other securities or property of ours will be issued to holders of subordinate voting shares or multiple voting shares unless the same rights are concurrently issued to the holders of both classes of shares.

We may not issue multiple voting shares without the approval of at least two-thirds of the votes cast subject to pre-emptive rights to subscribe for subordinate voting shares described above at a meeting of the holders of subordinate voting shares duly held for that purpose. However, approval is not required in connection with a subdivision, consolidation or stock dividend on a pro rata basis as between the subordinate voting shares and the multiple voting shares.

Certain Amendments

In addition to any other voting right or power to which the holders of subordinate voting shares shall be entitled by law or regulation or other provisions of our Articles from time to time in effect, but subject to the provisions of our Articles, holders of subordinate voting shares shall be entitled to vote separately as a class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of our Articles which would adversely affect the rights or special rights of the holders of subordinate voting shares or affect the holders of subordinate voting shares and multiple voting shares differently, on a per share basis, including an amendment to the terms of our Articles that provide that any multiple voting shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into subordinate voting shares.

Pursuant to our Articles, holders of subordinate voting shares and multiple voting shares are treated equally and identically, except with respect to voting and conversion, on a per share basis, in certain change of control transactions that require approval of our shareholders under the OBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our subordinate voting shares and multiple voting shares, each voting separately as a class.

Take-over Bid Protection

Under applicable securities laws in Canada, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares are entitled to participate on an equal footing with holders of multiple voting shares, the Dovigi Group entered into a customary coattail agreement with us and a trustee (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares. See “—Coattail Agreement” below.

The undertakings in the Coattail Agreement do not apply to prevent a sale by the holders of multiple voting shares or their Permitted Holders of multiple voting shares if concurrently an offer is made to purchase subordinate voting shares that:

(a)	offers a price per subordinate voting share at least as high as the highest price per share to be paid pursuant to the take-over bid for the multiple voting shares;

(b)

provides that the percentage of outstanding subordinate voting shares to be taken up (exclusive of subordinate voting shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of multiple voting shares to be sold (exclusive of multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(c)

has no condition attached other than the right not to take up and pay for subordinate voting shares tendered if no multiple voting shares are purchased pursuant to the offer for multiple voting shares; and

(d)	is in all other material respects identical to the offer for multiple voting shares.

In addition, the Coattail Agreement does not prevent the transfer of multiple voting shares by the Dovigi Group to its Permitted Holders, provided such transfer is not or would not have been subject to the requirements to make a take-over bid (if the vendor or transferee were in Canada) or constitutes or would be exempt from certain requirements applicable to take-over bids under applicable securities laws in Canada. The conversion of multiple voting shares into subordinate voting shares, whether or not such subordinate voting shares are subsequently sold, would not constitute a disposition of multiple voting shares for the purposes of the Coattail Agreement.

Coattail Agreement

Under the Coattail Agreement, any sale of multiple voting shares (including a transfer to a pledgee as security) by a holder of multiple voting shares party to the Coattail Agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred multiple voting shares are not automatically converted into subordinate voting shares in accordance with our Articles.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the subordinate voting shares. The obligation of the trustee to take such action is conditional on us or holders of the subordinate voting shares providing such funds and indemnity as the trustee may reasonably require. No holder of subordinate voting shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding subordinate voting shares and reasonable funds and indemnity have been provided to the trustee.

Other than in respect of non-material amendments and waivers that do not adversely affect the interests of holders of subordinate voting shares, the Coattail Agreement provides that, among other things, it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada; and (b) the approval of at least two-thirds of the votes cast by holders of subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to subordinate voting shares held by the holders of multiple voting shares or their affiliates and related parties and any persons who have an agreement to purchase multiple voting shares on terms which would constitute a sale or disposition for purposes of the Coattail Agreement, other than as permitted thereby. Non-material amendments and waivers that do not adversely affect the interests of holders of subordinate voting shares shall be subject to the approval of the TSX, but shall not require approval of holders of subordinate voting shares.

No provision of the Coattail Agreement limits the rights of any holders of subordinate voting shares under applicable law.

Restrictions on Voting

Pursuant to the Investor Rights Agreements, each investor party thereto shall, in respect of all subordinate voting shares and multiple voting shares that it beneficially owns, directly or indirectly, not vote against or withhold its vote or consent in respect of, or cause to be voted against or cause to be withheld against, any nominee nominated by any other Investor under each other Investor Agreement for election as directors at each applicable annual meeting or special meeting of shareholders at which, or any solicitation of shareholders to approve a shareholder resolution in connection with which, directors are to be elected to the board.

In addition, pursuant to the Dovigi Group’s Investor Rights Agreement, for as long as one or more Investor Funds (as defined therein) beneficially owns, directly or indirectly at least 15% of the issued and outstanding subordinate voting shares and multiple voting shares, the Dovigi Group shall vote, or approve a shareholder resolution with respect to, the multiple voting shares that it beneficially owns, directly or indirectly, at any annual meeting or special meeting of shareholders in a manner consistent with the recommendation(s) of the nominee(s) nominated by BCEC–GFL Holdings (Guernsey) L.P. or its Affiliated Transferees (as defined therein) and who serve on the board of directors, provided that the Dovigi Group shall not be required to vote, or approve a shareholder resolution with respect to, the multiple voting shares that it beneficially owns, directly or indirectly, in favour of any matter that will disproportionately adversely affect the Dovigi Group’s economic or voting interest in the Company or is reasonably expected to disproportionately adversely affect the Dovigi Group’s economic or voting interest in the Company relative to BCEC–GFL Holdings (Guernsey) L.P. or its Affiliated Transferees.

Transfer Agent and Registrar

The transfer agent and registrar for our subordinate voting shares and multiple voting shares in the United States is Computershare Trust Company, N.A. at its principal office in Louisville, Kentucky, and in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

TEUs, Purchase Contracts and Amortizing Notes

Components of Each TEU

Each TEU, which has a stated amount of US$50.00, is comprised of two parts, both of which are freestanding instruments and separate units of account:

•	a prepaid stock purchase contract issued by us (“Purchase Contract(s)”); and
•	a senior amortizing note issued by us (“Amortizing Note(s)”) due March 15, 2023.

Each TEU may be separated by a holder into its constituent Purchase Contract and Amortizing Note on any business day during the period beginning on, and including, the business day immediately following the date of initial issuance of the TEUs to, but excluding, the second scheduled trading day immediately preceding March 15, 2023 or, if earlier, the second scheduled trading day immediately preceding the date on which we deliver subordinate voting shares (and any cash payable for fractional shares) following exercise of our early mandatory settlement right and also excluding the business day immediately preceding any instalment payment date (provided that the right to separate the TEUs shall resume after such business day). Prior to separation, the Purchase Contracts and Amortizing Notes may only be purchased and transferred together as TEUs.

If a holder holds a separate Purchase Contract and a separate Amortizing Note, the holder may combine the two components to recreate a TEU.

Purchase Contracts

The Purchase Contracts and the TEUs were issued pursuant to the purchase contract agreement (the “Purchase Contract Agreement”) among us, U.S. Bank N.A., as purchase contract agent (the “purchase contract agent”) and attorney-in-fact for the holders of Purchase Contracts from time to time, U.S. Bank N.A., as U.S. trustee (the “U.S. trustee”) and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian trustee” and, together with the U.S. trustee, the “trustees”), under the Indenture (defined below).

Unless settled earlier at the holder’s option or at our option, on March 15, 2023, each Purchase Contract will, subject to postponement in limited circumstances, automatically settle for subordinate voting shares. Other than cash in lieu of fractional shares, holders of Purchase Contracts will not receive any cash distributions under the Purchase Contracts. Upon settlement of a Purchase Contract, GFL will deliver not more than 2.6316 subordinate voting shares and not less than 2.1930 subordinate voting shares per Purchase Contract, subject to adjustment, based on the Applicable Market Value (as defined below) of our subordinate voting shares, calculated as follows:

•	If the Applicable Market Value is greater than the threshold appreciation price, which was initially US$22.80, holders will receive 2.1930 subordinate voting shares per Purchase Contract;
•

If the Applicable Market Value is less than or equal to the threshold appreciation price but greater than or equal to the reference price, which was initially US$19.00, the holder will receive a number of subordinate voting shares per Purchase Contract equal to US$50.00, divided by the Applicable Market Value; and

•	If the Applicable Market Value is less than the reference price, which was initially US$19.00, the holder will receive 2.6316 subordinate voting shares per Purchase Contract.

The “Applicable Market Value” is defined as the arithmetic average of the volume weighted average price (“VWAP”) per share of the Company’s subordinate voting shares over the twenty consecutive trading day period immediately preceding March 15, 2023.

Recapitalizations, Reclassifications and Changes of Our Subordinate Voting Shares

In the event of:

•

any consolidation, amalgamation or merger of us with or into another person (other than a merger, amalgamation or consolidation in which we are the continuing or surviving corporation and in which the subordinate voting shares outstanding immediately prior to the merger, amalgamation or consolidation are not exchanged for cash, securities or other property of us or another person);

•	any direct or indirect sale, lease, assignment, transfer or conveyance of all or substantially all of our consolidated property or assets;

•

any reclassification of our subordinate voting shares into securities, including securities other than our subordinate voting shares (other than changes in par value, if any, or resulting from a subdivision or combination); or

•	any statutory exchange of our securities with another person (other than in connection with a merger or acquisition);

in each case, as a result of which our subordinate voting shares would be converted into, or exchanged for, securities, cash or other property (each, a “reorganization event”), each Purchase Contract outstanding immediately prior to such reorganization event will, without the consent of the holders of the Purchase Contracts, become a contract to purchase the kind of securities, cash and/or other property that a holder of subordinate voting shares would have been entitled to receive in connection with such reorganization event (such securities, cash and other property, the “exchange property” with each unit of exchange property being the kind and amount of exchange property that a holder of one subordinate voting share would have received in such reorganization event) and, prior to or at the effective time of such reorganization event, we or the successor or purchasing person, as the case may be, shall execute with the purchase contract agent and the trustees a supplemental agreement pursuant to the Purchase Contract Agreement and the Purchase Contracts to provide for such change in the right to settle the Purchase Contracts.

For purposes of the foregoing, the type and amount of exchange property in the case of any reorganization event that causes our subordinate voting shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election) will be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of our subordinate voting shares.

The number of units of exchange property we will deliver for each Purchase Contract settled following the effective date of such reorganization event will be equal to the number of subordinate voting shares we would otherwise be required to deliver as determined by the fixed settlement rates then in effect on the applicable determination date, or such other settlement rates as provided herein (without interest thereon and without any right to dividends or distributions thereon which have a record date prior to the applicable determination date). Each fixed settlement rate will be determined using the applicable market value of a unit of exchange property, and such value will be determined:

•	in the case of any publicly traded securities that comprise all or part of the exchange property, based on the VWAPs of such securities;
•	in the case of any cash that comprises all or part of the exchange property, based on the amount of such cash; and
•

in the case of any other property that comprises all or part of the exchange property, based on the value of such property, as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

In addition, if the exchange property in respect of any reorganization event includes, in whole or in part, securities of another entity, we shall amend the terms of the Purchase Contract Agreement and the Purchase Contracts, without the consent of holders thereof, to: (x) provide for anti-dilution and other adjustments; and (y) otherwise modify the terms of the Purchase Contract Agreement and the Purchase Contracts to reflect the substitution of the applicable exchange property for our subordinate voting shares (or other exchange property then underlying the Purchase Contracts). In establishing such anti-dilution and other adjustments referenced in the immediately preceding sentence, such officer shall act in a commercially reasonable manner and in good faith.

In connection with any adjustment to the fixed settlement rates described above, we will also adjust the dividend threshold amount based on the number of shares of common stock comprising the exchange property and (if applicable) the value of any non-stock consideration comprising the exchange property. If the exchange property is comprised solely of non-stock consideration, the dividend threshold amount will be zero.

Fractional Shares

No fractional subordinate voting shares will be issued to holders upon settlement of the Purchase Contracts. In lieu of fractional shares otherwise issuable, holders will be entitled to receive an amount in cash equal to the fraction of a subordinate voting share, calculated on an aggregate basis in respect of the Purchase Contracts being settled (provided that, so long as the TEUs are in global form, we may elect to aggregate TEUs for purposes of these calculations on any basis permitted by the applicable procedures of DTC), multiplied by the VWAP of our subordinate voting shares on the trading day immediately preceding the mandatory settlement date, early settlement date, fundamental change early settlement date or early mandatory settlement date, as the case may be.

Legal Holidays

In any case where the mandatory settlement date, early settlement date, fundamental change early settlement date or early mandatory settlement date, as the case may be, shall not be a business day, notwithstanding any term to the contrary in the Purchase Contract Agreement or Purchase Contract, the settlement of the Purchase Contracts shall not be effected on such date, but instead shall be effected on the next succeeding business day with the same force and effect as if made on such settlement date, and no interest or other amounts shall accrue or be payable by us or to any holder in respect of such delay.

Consequences of Bankruptcy

Pursuant to the terms of the Purchase Contract Agreement, the mandatory settlement date for each Purchase Contract, whether held separately or as part of a TEU, will automatically accelerate upon the occurrence of specified events of bankruptcy, insolvency or reorganization with respect to us. Pursuant to the terms of the Purchase Contract Agreement, upon acceleration, holders are entitled under the terms of the Purchase Contracts to receive a number of subordinate voting shares per Purchase Contract equal to the maximum settlement rate in effect immediately prior to such acceleration (regardless of the market value of our subordinate voting shares at that time). If for any reason the accelerated Purchase Contracts are not settled by the delivery of our subordinate voting shares (for example, a bankruptcy court may prevent us from delivering our subordinate voting shares in settlement of the accelerated Purchase Contracts), a holder may have a damage claim against us for the value of the subordinate voting shares that we would have otherwise been required to deliver upon settlement of the Purchase Contracts. We expect that any such damage claim that holders have against us following such acceleration would rank equally with the claims of holders of our subordinate voting shares in the relevant bankruptcy proceeding. As such, to the extent we fail to deliver subordinate voting shares to you upon such an acceleration, you will only be able to recover damages to the extent holders of our subordinate voting shares receive any recovery.

Modification

The Purchase Contract Agreement contains provisions permitting us, the purchase contract agent and the U.S. trustee to modify the Purchase Contract Agreement or the Purchase Contracts without the consent of the holders of Purchase Contracts (whether held separately or as a component of TEUs) for any of the following purposes:

•

to evidence the succession of another person to us, and the assumption by any such successor of the covenants and obligations of ours in the Purchase Contract Agreement and the units and separate Purchase Contracts, if any;

•	to add to the covenants for the benefit of holders of Purchase Contracts or to surrender any of our rights or powers under the agreement;
•	to evidence and provide for the acceptance of appointment of a successor purchase contract agent;
•

upon the occurrence of a reorganization event, solely: (i) to provide that each Purchase Contract will become a contract to purchase exchange property; and (ii) to effect the related changes to the terms of the Purchase Contracts, in each case, as required by the applicable provisions of the Purchase Contract Agreement;

•	to conform certain provisions of the Purchase Contract Agreement;
•	to cure any ambiguity or manifest error or to correct or supplement any provisions that may be inconsistent; and
•	to make any other provisions with respect to such matters or questions, so long as such action does not adversely affect the interest of the holders.

The Purchase Contract Agreement contains provisions permitting us, the purchase contract agent and the U.S. trustee, with the consent of the holders of not less than a majority of the Purchase Contracts at the time outstanding, to modify the terms of the Purchase Contracts or the Purchase Contract Agreement. However, no such modification may, without the consent of the holder of each outstanding Purchase Contract affected by the modification,

•	reduce the number of subordinate voting shares deliverable upon settlement of the Purchase Contract (except to the extent expressly provided in the anti-dilution adjustments);
•	change the mandatory settlement date, or adversely modify the right to settle Purchase Contracts early or the fundamental change early settlement right;
•	impair the right to institute suit for the enforcement of the Purchase Contracts; or
•

reduce the above-stated percentage of outstanding Purchase Contracts the consent of the holders of which is required for the modification or amendment of the provisions of the Purchase Contracts or the Purchase Contract Agreement.

In executing any supplement, modification or amendment to the Purchase Contract Agreement, the purchase contract agent and U.S. trustee shall be provided an officer’s certificate and an opinion of counsel stating that the execution of such supplemental agreement is authorized or permitted by the

Purchase Contract Agreement, and that any and all conditions precedent to the execution and delivery of such supplemental agreement have been satisfied.

Consolidation, Amalgamation, Merger, Conveyance, Transfer or Lease

The Purchase Contract Agreement provides that GFL will not consolidate, amalgamate or merge with or into any other entity, or sell, transfer, lease or otherwise convey its properties and assets as an entirety or substantially as an entirety to any entity, unless:

•

(i) it is the continuing entity (in the case of a merger or amalgamation), or (ii) if it is not the continuing entity, the successor entity formed by such consolidation or amalgamation or into which it is merged or which acquires by sale, transfer, lease or other conveyance of its properties and assets, as an entirety or substantially as an entirety, is a corporation organized and existing under the laws of Canada or any province thereof, the United States of America or any State thereof, the District of Columbia or any territory thereof, and expressly assumes, by a supplement to the Purchase Contract Agreement or by operation of law, all of GFL’s obligations under the Purchase Contract Agreement and the Purchase Contracts; and

•

immediately after giving effect to the transaction, no event of default, and no event which after notice or lapse of time or both would become an event of default under the Purchase Contract Agreement or the Purchase Contracts, has or will have occurred and be continuing.

Although there is a limited body of case law interpreting the phrase “substantially as an entirety”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of our properties and assets “substantially as an entirety”. As a result, it may be unclear as to whether the foregoing restrictions on mergers, consolidations, sales, conveyances, transfers, leases and other dispositions would apply to a particular transaction as described above absent a decision by a court of competent jurisdiction.

Reservation of Subordinate Voting Shares

We will at all times reserve and keep available out of our authorized and unissued subordinate voting shares, solely for issuance upon settlement of the Purchase Contracts, the number of subordinate voting shares that would be issuable upon the settlement of all Purchase Contracts then outstanding, assuming settlement at the maximum settlement rate.

Governing Law

The Purchase Contract Agreement, the TEUs, the Purchase Contracts and any claim, controversy or dispute arising under or related to the Purchase Contract Agreement, the TEUs or the Purchase Contracts will be governed by, and construed in accordance with, the laws of the State of New York.

Waiver of Jury Trial

The Purchase Contract Agreement provides that GFL, the purchase contract agent and the trustees waive their respective rights to trial by jury in any action or proceeding arising out of or related to the Purchase Contracts, the Purchase Contract Agreement or the transactions contemplated thereby, to the maximum extent permitted by law. Such waiver of a jury trial does not serve as a waiver by any parties of any rights for claims made under the U.S. federal securities laws. In addition, investors cannot waive the

Company’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Information Concerning the Purchase Contract Agent

U.S. Bank N.A. is the purchase contract agent. The purchase contract agent acts as the agent for the holders of TEUs and separate Purchase Contracts from time to time but has no fiduciary relationship to the holder of the TEUs or any other party. The Purchase Contract Agreement does not obligate the purchase contract agent to exercise any discretionary actions in connection with a default under the terms of the Purchase Contracts or the Purchase Contract Agreement.

The Purchase Contract Agreement contains provisions limiting the liability of the purchase contract agent. The Purchase Contract Agreement contains provisions under which the purchase contract agent may resign or be replaced. This resignation or replacement would be effective upon the acceptance of appointment by a successor purchase contract agent.

Calculations in Respect of Purchase Contracts

We are responsible for making all calculations called for under the TEUs and any separate Purchase Contracts. The purchase contract agent has no obligation to make, review or verify any such calculations. All such calculations made by us will be made in good faith and, absent manifest error, will be final and binding on the purchase contract agent and the holders of the TEUs and any separate Purchase Contracts. We will provide a schedule of such calculations to the purchase contract agent and the purchase contract agent will be entitled to conclusively rely upon the accuracy of such calculations without independent verification.

Amortizing Notes

The Amortizing Notes were issued by us pursuant to an indenture, between us, as issuer, and U.S. Bank N.A., as U.S. trustee (the “U.S. trustee”), and a related supplemental indenture, among us, the U.S. trustee and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian trustee” and, together with the U.S. trustee, the “trustees”), each dated the date of first issuance of the TEUs, under which the Amortizing Notes were issued (collectively referred to herein as the “Indenture”).

Each Amortizing Note had an initial principal amount of US$8.5143, bears interest at 4.000% per year and has a final instalment payment date of March 15, 2023. On each of March 15, June 15, September 15 and December 15, which commenced on June 15, 2020, GFL will pay equal quarterly cash instalments of US$0.7500 per Amortizing Note (except for the June 15, 2020 instalment payment, which was US$0.8333 per Amortizing Note), which cash payment in the aggregate will be the equivalent of 6.000% per year with respect to each US$50.00 stated amount of the TEUs. Each instalment payment constitutes a payment of interest and a partial payment of principal. Installments will be paid to the person in whose name an Amortizing Note is registered as of 5:00 p.m., New York City time, on March 1, June 1, September 1 and December 1, as applicable.

Except as described below under “— Optional Redemption for Changes in Withholding Tax”, we may not redeem the Amortizing Notes, and no sinking fund is provided for the Amortizing Notes.

Amortizing Notes may only be issued in certificated form in exchange for a global security under certain circumstances. In the event that Amortizing Notes are issued in certificated form, such Amortizing Notes may be transferred or exchanged at the offices described below.

Payments on Amortizing Notes issued as a global security will be made to DTC, or a successor depositary. In the event Amortizing Notes are issued in certificated form, installment payments will be made at the corporate trust office of the U.S. trustee. Installment payments on certificated Amortizing Notes may be made at our option by check mailed to the address of the persons entitled thereto.

The Amortizing Notes are not guaranteed by any of our subsidiaries.

There are no covenants or provisions in the Indenture that would afford the holders of the Amortizing Notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us that may adversely affect such holders, except to the extent set forth under “—Consolidation, Amalgamation, Merger, Conveyance, Transfer or Lease” below.

The Indenture does not limit the aggregate principal amount of indebtedness that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more series.

Ranking

The Amortizing Notes are our general unsecured senior obligations and rank equally in right of payment with all of our other existing and future unsecured senior indebtedness and guarantees and are structurally subordinated to the indebtedness and other liabilities of our subsidiaries. The Amortizing Notes rank senior to all of our existing and future indebtedness, if any, that is subordinated to the Amortizing Notes. The Amortizing Notes will be effectively subordinated to any of our secured indebtedness to the extent of the collateral securing that indebtedness.

Repurchase of Amortizing Notes at the Option of the Holder

If we elect to exercise our early mandatory settlement right with respect to the Purchase Contracts, then holders of the Amortizing Notes (whether as components of TEUs or separate Amortizing Notes) will have the right (the “repurchase right”) to require us to repurchase some or all of their Amortizing Notes for cash at the repurchase price per Amortizing Note to be repurchased on the repurchase date. Holders may not require us to repurchase a portion of an Amortizing Note. Holders will not have the right to require us to repurchase any or all of such holder’s Amortizing Notes in connection with any early settlement of such holder’s Purchase Contracts at the holder’s option.

Payment of Additional Amounts

All payments made by or on behalf of the Company under or with respect to the Amortizing Notes will be made free and clear of and without withholding or deduction for or on account of any present or future Taxes (as defined below), unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Company is so required to withhold or deduct any amount for or on account of Taxes imposed or levied by or on behalf of any jurisdiction in which the Company is organized, resident or carrying on business for tax purposes or from or through which the Company makes any payment on the Amortizing Notes or any department or political subdivision thereof (each, a “Relevant Taxing Jurisdiction”) from any payment made under or with respect to the Amortizing Notes, the Company, subject to certain exceptions, will pay such additional amounts (“Additional Amounts”) as may be necessary such that the net amount received in respect of such payment by each holder or beneficial owner after such withholding or deduction (including withholding or deduction attributable to Additional Amounts payable hereunder but excluding Taxes on net income) will not be less than the amount the holder or beneficial owner, as the case may be, would have received if such Taxes had not been required to be so withheld or deducted.

“Taxes” means any present or future tax, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities related thereto) imposed or levied by or on behalf of any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

The Company will indemnify and hold harmless the holders and beneficial owner of the Amortizing Notes for the amount of any Taxes under Regulation 803 of the Income Tax Act (Canada) (the “Tax Act”), or any similar or successor provision (other than in certain circumstances) or Taxes arising by reason of a transfer of the Amortizing Notes to a person resident in Canada with whom the transferor does not deal at arm’s length for the purposes of the Tax Act except where such non-arm’s length relationship arises as a result of the exercise or enforcement of rights under any Amortizing Notes) levied or imposed on and paid by such a holder or beneficial owner as a result of payments made under or with respect to the Amortizing Notes.

Optional Redemption for Changes in Withholding Tax

If, as a result of:

(1)

any amendment to, or change in, the laws or treaties (or regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction which is announced and becomes effective on or after the issue date of the TEUs (or, where a jurisdiction in question does not become a Relevant Taxing Jurisdiction until a later date, such later date); or

(2)

any amendment to, or change in, the existing official position or the introduction of an official position regarding the application, interpretation, administration or assessing practices of any such laws, regulations or rulings of any Relevant Taxing Jurisdiction, or a judicial decision rendered by a court of competent jurisdiction (whether or not made, taken or reached with respect to the Company) which is announced and becomes effective on or after the issue date of the TEUs (or, where a jurisdiction in question does not become a Relevant Taxing Jurisdiction until a later date, such later date), the Company has become or will become obligated to pay, on the next date on which any amount would be payable with respect to the Amortizing Notes, Additional Amounts or indemnification payments as described above under the heading “—Payment of Additional Amounts” with respect to the Relevant Taxing Jurisdiction, which payment the Company cannot avoid with the use of reasonable measures available to it (including making payment through a paying agent located in another jurisdiction), then the Company may, at its option, redeem all but not less than all of the Amortizing Notes, upon not more than 60 days’ notice prior to the earliest date on which the Company would be required to pay such Additional Amounts or indemnification payments, at a redemption price (the “redemption price”) per Amortizing Note equal to the principal amount of such Amortizing Note as of the date of redemption, plus accrued and unpaid interest on such principal amount from, and including, the immediately preceding installment payment date to, but not including, the date of redemption, calculated at an annual rate of 4.00%; provided that if the date of redemption falls after a regular record date for any installment payment and on or prior to the immediately succeeding installment payment date, the installment payment payable on such installment payment date will be paid on such installment payment date to the holder as of such regular record date and will not be included in the redemption price per Amortizing Note. Prior to the giving of any notice of redemption described in this paragraph, the Company will deliver to the U.S. trustee an opinion of counsel to the Company to the effect that the Company has or will become obligated to pay such Additional Amounts or indemnification payments as a result of an amendment or change described above.

No Amortizing Notes may be redeemed if the principal amount of the Amortizing Notes has been accelerated, and such acceleration has not been rescinded, on or prior to the tax redemption date (except in the case of an acceleration resulting from a default by us in the payment of the redemption price with respect to such Amortizing Notes).

Upon redemption of the Amortizing Note component of a TEU, the Purchase Contract underlying such TEU will remain outstanding and be beneficially owned by or registered in the name of, as the case may be, the holder whose component Amortizing Note was redeemed and will no longer constitute a part of the TEU.

Events of Default

Each of the following is an “event of default” under the Indenture with respect to the Amortizing Notes:

(1)	default in the payment of any installment payment on any Amortizing Notes as and when the same shall become due and payable and continuance of such failure for a period of 30 days;
(2)	default in the payment of the repurchase price or redemption price of any Amortizing Notes when the same shall become due and payable;
(3)	our failure to give notice of a fundamental change when due and continuance of such failure for a period of five business days;
(4)	our failure to perform for 90 days after notice any other covenant in the Amortizing Notes or the Indenture; and
(5)	certain events of bankruptcy or insolvency of GFL, whether voluntary or not.

If an event of default (other than an event of default described in clause (5) above) occurs and is continuing, either the U.S. trustee or the holders of not less than 25% in the principal amount of outstanding Amortizing Notes may, by written notice to us (and to the U.S. trustee if given by the holders), declare to be due and payable immediately the principal of and accrued and unpaid interest, if any, on the Amortizing Notes. In the case of an event of default described in clause (5) above, the principal amount of and accrued and unpaid interest, if any, on the Amortizing Notes will automatically become due and payable. Upon such a declaration of acceleration, such principal and accrued and unpaid interest, if any, will be due and payable immediately.

At any time after a declaration of acceleration with respect to the Amortizing Notes has been made, but before a judgment or decree for payment of the money due has been obtained by the U.S. trustee, the holders of a majority in principal amount of the outstanding Amortizing Notes, by written notice to us and the U.S. trustee, may rescind and annul such declaration and its consequences if (1) we have paid or deposited with the U.S. trustee a sum sufficient to pay (i) all overdue installments of interest on such Amortizing Notes, (ii) all principal of the Amortizing Notes which has become due otherwise than by such declaration of acceleration and any interest thereon, (iii) to the extent enforceable under applicable law, interest upon overdue installments of interest and principal, and (iv) amounts payable to the trustees and (2) all events of default, other than the non-payment of the principal with respect to the Amortizing Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture.

The Indenture provides that the trustees are under no obligation to exercise any of their respective rights or powers under the Indenture unless the trustees receive security or indemnity reasonably satisfactory to them against any loss, liability or expense. Subject to certain rights of the trustees, the holders of a majority in principal amount of the Amortizing Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the U.S. trustee or exercising any trust or power conferred on the U.S. trustee with respect to the Amortizing Notes.

No holder of any Amortizing Notes has any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee, or for any remedy under the Indenture, unless:

•	that holder has previously given to the U.S. trustee written notice of a continuing event of default with respect to the Amortizing Notes; and
•

the holders of not less than 25% in principal amount of the outstanding Amortizing Notes have made written request, and offered reasonable indemnity, to the trustees to institute the proceeding as trustee, and after receipt of such request the U.S. trustee has not received from the holders of a majority in principal amount of the Amortizing Notes a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

Notwithstanding the foregoing, the holder of any Amortizing Note has an absolute and unconditional right to receive payment of the principal of and any interest on that Amortizing Note on or after the due dates expressed in that Amortizing Note and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such holder.

The Indenture requires us to furnish to the U.S. trustee upon request a statement as to compliance with the Indenture. The Indenture provides that the U.S. trustee may withhold notice to the holders of the Amortizing Notes of any default or event of default (except in payment on any Amortizing Notes) with respect to the Amortizing Notes if it in good faith determines that withholding notice is in the interest of the holders of those Amortizing Notes.

Consolidation, Amalgamation, Merger, Conveyance, Transfer or Lease

The Indenture provides that GFL will not consolidate, amalgamate or merge with or into any other entity, or sell, transfer, lease or otherwise convey its properties and assets as an entirety or substantially as an entirety to any entity, unless:

•

(i) it is the continuing entity (in the case of a merger or amalgamation), or (ii) if it is not the continuing entity, the successor entity formed by such consolidation, amalgamation or into which it is merged or which acquires by sale, transfer, lease or other conveyance of its properties and assets, as an entirety or substantially as an entirety, is a corporation organized and existing under the laws of Canada or any province thereof, the United States of America or any State thereof, the District of Columbia or any territory thereof, and expressly assumes, by supplemental indenture or by operation of law, the due and punctual payment of the installment payments on all Amortizing Notes and the performance of all of the covenants under the Indenture (including, for the avoidance of doubt, the obligation to pay Additional Amounts); and

•

immediately after giving effect to the transaction, no event of default, and no event which after notice or lapse of time or both would become an event of default under the Indenture, has or will have occurred and be continuing.

Although there is a limited body of case law interpreting the phrase “substantially as an entirety”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of our properties and assets “substantially as an entirety”. As a result, it may be unclear as to whether the foregoing restrictions on mergers, consolidations, sales, conveyances, transfers, leases and other dispositions would apply to a particular transaction as described above absent a decision by a court of competent jurisdiction.

Modifications and Amendments

We and the trustees may amend or supplement the Indenture or the Amortizing Notes without consent of the holders to:

•	cure any ambiguity, omission, defect or inconsistency in the Indenture;
•	provide for the assumption by a successor corporation as set out in this section above under “Consolidation, Amalgamation, Merger, Conveyance, Transfer or Lease”;
•	comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act of 1939;
•

evidence and provide for the acceptance of appointment with respect to the Amortizing Notes by a successor trustee in accordance with the Indenture, and add or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one trustee;

•	secure the notes;
•	add guarantees with respect to the notes;
•	add covenants or events of default for the benefit of the holders or surrender any right or power conferred upon us;
•	make any change that does not adversely affect the rights of any holder in any material respect; and
•	conform certain provisions of the Indenture or the Amortizing Notes to any provision.

In addition, we may modify and amend the Indenture or the Amortizing Notes as to all other matters with the consent of the holders of at least a majority in principal amount of the outstanding Amortizing Notes; provided that we may not make any modification or amendment to the Indenture or the Amortizing Notes without the consent of each holder affected thereby if that modification or amendment will:

•	change any installment payment date or reduce the amount owed on any installment payment date;
•	make the Amortizing Notes payable in a currency other than that stated in the Amortizing Notes;

•	reduce the repurchase price or amend or modify in any manner adverse to the holders of the Amortizing Notes our obligation to make such payment;
•	reduce the percentage in principal amount of Amortizing Notes whose holders must consent to an amendment of the Indenture;
•	change in a manner adverse to any holder or beneficial owner our obligation to pay Additional Amounts;
•	make any change in the amendment provisions that require each holder’s consent or in the waiver provisions of the Indenture; or
•

impair the right of any holder to receive payment of principal and interest on such holder’s Amortizing Notes on or after the due dates therefor or the right to institute suit for the enforcement of any such payment on or after the due dates therefor.

Governing Law

The Indenture and the Amortizing Notes shall be governed by and construed in accordance with the laws of the State of New York.

Waiver of Jury Trial

The Indenture will provide that we and the trustees will waive our respective rights to trial by jury in any action or proceeding arising out of or related to the Amortizing Notes, the Indenture or the transactions contemplated thereby, to the maximum extent permitted by law. Such waiver of a jury trial will not serve as a waiver by any parties of any rights for claims made under the U.S. federal securities laws. In addition, investors cannot waive the Company’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Certain By-Law Provisions

We have included certain advance notice provisions with respect to the election of our directors and a forum selection provision in our by-laws. See Item 10B. — “Additional Information” — “Memorandum and Articles of Association” of our Annual Report for more information.

Applicable Law

Since we are governed by the laws of Ontario, Canada, some of the laws affecting our shareholders differ from those of the United States. See Item 3D. “Risk Factors” — “We are governed by the corporate laws in Ontario, Canada, which in some cases have a different effect on shareholders than the corporate laws in Delaware, United States” of our Annual Report for more information.

Restrictions on Holding Securities

Pursuant to our Articles and by-laws, subject to any restrictions set out in this Exhibit 2.1 and in our Annual Report, there are no limitations on the rights of non-resident shareholders to hold or exercise voting rights of our securities.

Listing

Our subordinate voting shares are listed on both the NYSE and the TSX under the symbol “GFL”. Our subordinate voting shares trade in U.S. dollars on the NYSE and in Canadian dollars on the TSX. Our TEUs are listed on the NYSE under the symbol “GFLU” and trade in U.S. dollars.